UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Azul Reports Record Second Quarter Results

Revenue increased 19.3% to R$1.7 billion year over year

Operating income was R$105 million, representing a margin of 6.1%

São Paulo, August 14, 2017 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL) the largest airline in Brazil by number of cities and departures, announces today its results for the second quarter of 2017 (“2Q17”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights for 2Q17

▪       Operating income was R$104.9 million, representing a margin of 6.1% compared with R$1.3 million and a margin of 0.1% in 2Q16. This is a record second quarter operating result for Azul.

▪       EBITDAR increased 41% to R$476.1 million, representing a margin of 27.6%.

▪       Net loss totaled R$33.9 million, representing an improvement of R$86.2 million over 2Q16.

Financial results (R$ million)	2Q17	2Q16	% ∆	1H17	1H16	% ∆
Operating revenues	1,723.3	1,443.9	19.3%	3,597.0	3,112.5	15.6%
Operating expenses	(1,618.3)	(1,442.6)	12.2%	(3,286.9)	(3,104.2)	5.9%
Operating income	104.9	1.3	7867.2%	310.1	8.3	3648.4%
Operating margin	6.1%	0.1%	+6.0 p.p.	8.6%	0.3%	+8.3 p.p.
EBITDAR	476.1	337.3	41.2%	1,038.4	751.2	38.2%
EBITDAR margin	27.6%	23.4%	+4.2 p.p.	28.9%	24.1%	+4.8 p.p.
Net income (loss)	(33.9)	(120.1)	71.7%	21.3	(187.1)	-111.4%
Net income (loss) per PN share[1] (R$)	(0.10)	(0.58)	82.8%	0.07	(0.91)	107.7%
Net income (loss) per ADS (R$)	(0.30)	(1.74)	82.8%	0.21	(2.73)	107.7%
[1] One ADS equals three preferred shares (PNs)

▪        Passenger traffic (RPKs) increased 21% over a capacity increase of 18% resulting in a higher load factor of 80.9%, 1.9 percentage points higher than in 2Q16.

▪        In addition to the double-digit growth in capacity, total revenue per ASK (RASK) and passenger revenue per ASK (PRASK) increased 1.2% and 1.7% year over year totaling 28.93 cents and 24.92 cents, respectively.

▪        Operating cost per ASK excluding fuel (CASK ex-fuel) decreased 8.1% while CASK decreased 4.9%, despite the 11.2% increase in fuel cost per liter.

▪        Net financial expenses decreased 33.8% from R$168.8 million to R$111.8 million due to lower average cost of debt and repayment of more expensive loans.

▪        At the end of 2Q17, our total cash1 and receivables position totaled R$3.0 billion, representing 42.4% of the last twelve months’ (LTM) revenues.

▪        Azul’s operating fleet totaled 123 aircraft at the end of the quarter, including eight next-generation A320neo aircraft.

▪        TudoAzul recorded a 48% year over year increase in gross billings (ex-Azul) over LTM.

▪        Azul was nominated by Skytrax Best Low-Cost Carrier in South America for the seventh year in a row. Skytrax also awarded our team Best Airline Staff Service in the region for the second year in a row.

▪        Azul was the most on-time airline in Brazil in 2Q17 with an on-time performance of 86.4% (FlightStats).

1[1]Includes cash and cash equivalents, short-term and long-term investments, and current and non-current restricted investments.

Management Comments

I would like to start by thanking our crewmembers for taking care of our customers and exceeding their expectations. Because of their outstanding efforts, we have achieved record second quarter results in what is seasonally the weakest quarter of the year.

Operating income totaled R$104.9 million in 2Q17, a significant improvement over the R$1.3 million reported in the same period last year, resulting in an operating margin of 6.1%.

Total revenue grew 19% year-over-year to R$1.7 billion, with passenger revenue per ASK (PRASK) increasing 1.7% while growing capacity by 18%. Due to our differentiated business model and the fact that we are the only carrier in 73% of the routes we serve, we were able to grow capacity by double digits in 2Q17 while increasing unit revenue.

The ASK growth combined with cost-cutting initiatives resulted in a CASK ex-fuel reduction of 8.1% in 2Q17 compared to last year, and a total CASK reduction of 4.9%.

We continue to be impressed with the performance of the A320neos. They have outstanding productivity with an average utilization rate of 14 block hours per day, and we are seeing strong growth in the margins of the routes they currently serve. As you know, we expect to increase capacity by up to 13% this year mostly through the introduction of 11 next-generation A320neos, replacing smaller aircraft on longer-haul routes that we already serve. The A320neo will also be deployed in strategic new markets, directly connecting cities we already serve. One example is the Belém-Fort Lauderdale route we just announced. In addition to growing with the A320neos, we also plan to expand our international presence with the addition of one A330 in June and one in November to increase flight frequencies to Fort Lauderdale, Orlando and Lisbon.

Our loyalty program TudoAzul maintained its strong growth pace, reaching more than 7.6 million members, representing an addition of 1.4 million members over the last twelve months. We also increased gross billings ex-Azul by 48.4% during the last twelve months ended June 30, 2017 compared to the same period in 2016. The majority of this increase came from sales to banking partners and direct sales to members, further increasing our share of the Brazilian loyalty market. We also saw significant growth from our Azul Cargo division as we continue to expand our network and capacity with the introduction of larger aircraft to our fleet.

In May, for the first time in the history of Brazilian aviation, airlines received approval to charge for checked luggage. We implemented the new baggage policy with minimal operational or customer disruption and are seeing baggage fee revenue ramping up as expected. This will be an important source of ancillary revenue in 2018 and beyond.

Thanks to the great job of our crewmembers, Azul was nominated by Skytrax Best Low-Cost Carrier in South America for the seventh year in a row. Skytrax also awarded our team Best Airline Staff Service in the region for the second year in a row.

We had a great second quarter and continue to be on track to creating superior value to our shareholders. I strongly believe that through our differentiated business model and award-winning team we will sustain our leading position in the market going forward.

Thank you for your continued support.

David Neeleman, Founder and Chairman of Azul S.A.

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)	2Q17	2Q16	% ∆	1H17	1H16	% ∆

OPERATING REVENUES
Passenger	1,484.3	1,238.2	19.9%	3,084.8	2,716.1	13.6%
Other	238.9	205.7	16.2%	512.3	396.4	29.2%
Total operating revenues	1,723.3	1,443.9	19.3%	3,597.0	3,112.5	15.6%

OPERATING EXPENSES
Aircraft fuel	415.9	332.9	24.9%	881.6	735.4	19.9%
Salaries, wages and benefits	310.8	262.4	18.5%	600.8	534.8	12.3%
Aircraft and other rent	290.6	259.4	12.1%	571.1	597.5	-4.4%
Landing fees	116.3	102.3	13.7%	231.3	222.5	4.0%
Traffic and customer servicing	83.4	74.5	11.9%	167.5	158.8	5.5%
Sales and marketing	68.6	71.6	-4.2%	138.3	131.4	5.2%
Maintenance materials and repairs	129.3	155.9	-17.1%	275.3	345.7	-20.4%
Depreciation and amortization	80.6	76.6	5.2%	157.2	145.4	8.1%
Other operating expenses	122.8	107.0	14.8%	263.8	232.7	13.4%
Total operating expenses	1,618.3	1,442.6	12.2%	3,286.9	3,104.2	5.9%
Operating income	104.9	1.3	7867.2%	310.1	8.3	3648.4%
Operating Margin	6.1%	0.1%	+6.0 p.p.	8.6%	0.3%	+8.3 p.p.

FINANCIAL RESULT
Financial income	26.2	7.2		34.3	14.8
Financial expenses	(138.0)	(176.0)		(277.3)	(391.3)
Derivative financial instruments	(53.3)	7.1		(105.5)	4.3
Foreign currency exchange, net	6.8	85.7		33.8	221.2
Result from related party transactions, net	8.9	32.6		20.6	33.2
Income (loss) before income taxes	(44.5)	(42.1)		16.0	(109.6)

Income tax and social contribution	(0.2)	-		8.3	(0.1)
Deferred income tax	10.7	(78.1)		(3.0)	(77.4)
Net income (loss)	(33.9)	(120.1)		21.3	(187.1)
Net margin	-2.0%	-8.3%		0.6%	-6.0%
Basic net income (loss) per PN share[1] (R$)	(0.10)	(0.58)		0.07	(0.91)
Diluted net income (loss) per PN share[1] (R$)	(0.10)	(0.58)		0.07	(0.91)
Basic net income (loss) per ADS (R$)	(0.30)	(1.74)		0.21	(2.73)
Diluted net income (loss) per ADS (R$)	(0.30)	(1.74)		0.21	(2.73)

1 Basic earnings per share reflects 329,957,467 equivalent preferred shares after applying a 75:1 common stock to preferred stock conversion ratio. Diluted earnings per share assumes a weighted average number of shares of 9,780,398 that would have been issued at an average market price as of June 30, 2017. Each ADS is equivalent to three PNs.

Operating Data	2Q17	2Q16	% ∆	1H17	1H16	% ∆

ASKs (million)	5,956	5,051	17.9%	12,340	11,270	9.5%
Domestic	4,913	4,434	10.8%	10,313	9,613	7.3%
International	1,043	618	69.0%	2,027	1,657	22.3%
RPKs (million)	4,818	3,989	20.8%	10,015	8,846	13.2%
Domestic	3,875	3,464	11.9%	8,168	7,476	9.3%
International	943	525	79.6%	1,846	1,371	34.7%
Load factor (%)	80.9%	79.0%	+1.9 p.p.	81.2%	78.5%	+2.7 p.p.
Domestic	78.9%	78.1%	+0.8 p.p.	79.2%	77.8%	+1.4 p.p.
International	90.4%	85.0%	+5.4 p.p.	91.1%	82.7%	+8.4 p.p.

Average fare (R$)	280	259	7.9%	282	271	4.2%
Revenue passengers (million)	5,306	4,775	11.1%	10,946	10,039	9.0%
Block hours	98,354	92,589	6.2%	204,449	200,210	2.1%
Aircraft utilization (hours per day)	10.2	9.3	10.1%	10.2	9.3	10.1%
Departures	63,922	61,342	4.2%	132,022	129,507	1.9%
Average stage length (km)	872	804	8.5%	877	847	3.5%
End of period operating aircraft	123	121	1.7%	123	121	1.7%
Fuel consumption (million liters)	221,258	196,936	12.4%	459,105	434,627	5.6%
Employees	10,683	10,224	4.5%	10,683	10,224	4.5%
End of period employees per aircraft	87	84	2.8%	87	84	2.8%

Yield per passenger kilometer (cents)	30.81	31.04	-0.7%	30.80	30.70	0.3%
RASK (cents)	28.93	28.59	1.2%	29.15	27.62	5.5%
PRASK (cents)	24.92	24.51	1.7%	25.00	24.10	3.7%
CASK (cents)	27.17	28.56	-4.9%	26.64	27.54	-3.3%
CASK ex-fuel (cents)	20.19	21.97	-8.1%	19.49	21.02	-7.3%
Fuel cost per liter	1.88	1.69	11.2%	1.92	1.69	13.5%
Break-even load factor (%)	76.0%	75.8%	+0.2 p.p.	74.2%	78.3%	-4.1 p.p.

Average exchange rate	3.21	3.51	-8.4%	3.18	3.71	-14.3%
End of period exchange rate	3.31	3.21	3.1%	3.31	3.21	3.1%
Inflation (IPCA - LTM)	3.00	8.84	-66.1%	3.00	8.84	-66.1%
WTI (average per barrel, US$)	48.70	45.75	6.4%	50.26	39.69	26.6%

Operating Revenue

In 2Q17 Azul recorded an operating revenue of R$1,723.3 million, 19.3% higher than the same period last year, mostly due to a 19.9% increase in passenger revenue and a 16.2% increase in other revenue.

Passenger traffic (RPK) increased 20.8% on a capacity growth of 17.9%, representing a load factor of 80.9%, 1.9 percentage points higher than 2Q16.  Passenger revenue per ASK (PRASK) increased 1.7% year over year, mostly due to the increase in load factor.

Other revenue increased 16.2% or R$33.2 million mainly due to a R$10.8 million increase in revenue related to the sublease of aircraft in 2Q17 compared to 2Q16, an increase in passenger ancillary fees and a 49.1% increase in cargo revenue.

Total operating revenue per ASK (RASK) increased 1.2%, amounting to 28.93 cents in the quarter compared with 28.59 cents in 2Q16.

R$ cents	2Q17	2Q16	% ∆	1H17	1H16	% ∆
Operating revenue per ASK
Passenger revenue	24.92	24.51	1.7%	25.00	24.10	3.7%
Other revenue	4.01	4.07	-1.5%	4.15	3.52	18.0%
Operating revenue (RASK)	28.93	28.59	1.2%	29.15	27.62	5.5%
Operating expenses per ASK
Aircraft fuel	6.98	6.59	5.9%	7.14	6.53	9.5%
Salaries, wages and benefits	5.22	5.19	0.5%	4.87	4.75	2.6%
Aircraft and other rent	4.88	5.13	-5.0%	4.63	5.30	-12.7%
Landing fees	1.95	2.03	-3.6%	1.87	1.97	-5.0%
Traffic and customer servicing	1.40	1.48	-5.1%	1.36	1.41	-3.6%
Sales and marketing	1.15	1.42	-18.8%	1.12	1.17	-3.9%
Maintenance materials and repairs	2.17	3.09	-29.7%	2.23	3.07	-27.3%
Depreciation and amortization	1.35	1.52	-10.8%	1.27	1.29	-1.3%
Other operating expenses	2.06	2.12	-2.7%	2.14	2.06	3.5%
Total operating expenses (CASK)	27.17	28.56	-4.9%	26.64	27.54	-3.3%

Operating income per ASK (RASK - CASK)	1.76	0.03	6656.9%	2.51	0.07	3323.3%

Operating Expenses

Operating expenses totaled R$1,618.3 million, representing an increase of 12.2% over 2Q16. Cost per ASK (CASK) declined 4.9% to 27.17 cents. Excluding fuel, operating expenses per ASK decreased 8.1%, mainly due to the introduction of next-generation A320neo aircraft with 174 seats replacing aircraft with 118 seats, and the 8.4% average appreciation of the Brazilian real against the U.S. dollar, which resulted in lower aircraft rent and maintenance expenses.

The breakdown of our operating expenses is as follows:

▪        Aircraft fuel increased 24.9% year over year to R$415.9 million mostly due to a 11.2% increase in jet fuel prices, from an average of R$1.69 per liter in 2Q16 to an average of R$1.88 per liter in 2Q17, and to a 6.2% increase in block hours. On a per-ASK basis, aircraft fuel increased 5.9% driven by higher fuel prices, partly offset by the introduction of more fuel-efficient A320neos.

▪        Salaries, wages and benefits increased 18.5% year over year driven by training expenses related to the introduction of the A320neo into our fleet and a 7.4% increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2017. On a per-ASK basis, salaries, wages and benefits increased 0.5%.

▪        Aircraft and other rent expenses totaled R$290.6 million in 2Q17, 12.1% higher than in the same period last year mostly due the introduction of eight A320neos to our fleet, which are larger aircraft with higher lease rates, replacing four E-Jets and three ATRs. This increase was partly offset by the 8.4% average appreciation of the Brazilian real against the U.S. dollar. On a per-ASK basis, aircraft rent decreased 5.0% over 2Q16.

▪        Landing fees increased 13.7% or R$14.0 million in 2Q17 mostly due to the 8.5% increase in the average stage length, from 804 kilometers in 2Q16 to 872 kilometers in 2Q17, and the 4.2% increase in the number of departures, including international departures, which have higher landing fees. Landing fees per ASK decreased 3.6%.

▪        Traffic and customer servicing expenses increased 11.9% or R$8.9 million mostly due to the 11.1% increase in the number of passengers from 4.8 million in 2Q16 to 5.3 million in 2Q17. On a per-ASK basis, traffic and customer servicing expenses decreased 5.1%, mostly due to the 17.9% increase in ASKs partly offset by the increase in the number of passengers.

▪       Sales and marketing decreased 4.2% or R$3.0 million mostly due to non-recurring sales and marketing expenses in 2Q16. On a per-ASK basis, sales and marketing decreased 18.8% mostly due to the increase in capacity.

▪       Maintenance materials and repairs decreased 17.1% or R$26.6 million mostly due to the 8.4% average appreciation of the Brazilian real against the U.S. dollar, which resulted in lower maintenance expenses, as well as non-recurring redelivery costs associated with the removal of aircraft from our fleet in 2016.

▪        Depreciation and amortization increased 5.2% or R$4.0 million, driven by the capitalization of engine overhaul events for owned aircraft during the period partly offset by a lower number of aircraft under finance lease. On a per-ASK basis, depreciation and amortization decreased 10.8%.

▪        Other operating expenses increased 14.8% or R$15.8 million mainly due to a R$22.0 million gain related to the sale of aircraft in 2Q16 compared to no aircraft sale gain in 2Q17. On a per-ASK basis, other operating expenses decreased 2.7%. Other operating expenses consist of general and administrative expenses, IT expenses, aircraft insurance, purchased services, communication costs, professional fees, travel and training expenses, and all other overhead expenses.

Non-Operating Results

Non-operating results include financial income, financial expenses, results from derivative and financial instruments, the impact of foreign currency exchange rate variations and results from related parties transactions.

Azul recorded net financial expenses of R$158.3 million in 2Q17 compared to R$76.0 million in 2Q16.

Net financial results (R$ million)	2Q17	2Q16	% ∆	1H17	1H16	% ∆

Financial income	26.2	7.2	262.3%	34.3	14.8	131.0%
Financial expenses	(138.0)	(176.0)	-21.6%	(277.3)	(391.3)	-29.1%
Derivative financial instruments	(53.3)	7.1	-850.2%	(105.5)	4.3	-2552.0%
Foreign currency exchange, net	6.8	85.7	-92.1%	33.8	221.2	-84.7%
Net financial results	(158.3)	(76.0)	108.2%	(314.8)	(151.0)	108.4%

Financial income increased R$19.0 million, mostly due to an increase in total cash consisting of cash, short-term and long-term investments, current and non-current restricted investments from R$976.1 million as of June 30, 2016 to R$2,247.2 million as of June 30, 2017.

Financial expenses decreased 21.6% to R$138.0 million as a result of (i) a 14.4% lower outstanding debt balance of R$3,641.9 million as of June 30, 2017 compared with R$4,252.2 million as of June 30, 2016, yielding lower interest expenses, (ii) the reduction of the Brazilian risk-free rate (“CDI”) from an average of 14.1% in 2Q16 to 10.9% in 2Q17, and (iii) the reduction in expenses related to advances from credit card receivables from R$26.6 million to R$5.8 million.

Derivative financial instruments resulted in a loss of R$53.3 million in 2Q17 compared to a gain of R$7.1 million in the same period last year mostly due to fuel hedge losses of R$29.6 million.

As of June 30, 2017, Azul had locked in fuel contracts for approximately 21% for the next twelve months consumption through derivative financial instruments and fixed price contracts with our main supplier.

Azul recorded a non-cash foreign currency exchange gain of R$6.8 million, mainly due to the 4.4% depreciation of the Brazilian real from March 31, 2017 to June 30, 2017, resulting in a higher value of our assets denominated in foreign currency, namely the TAP bond and security deposits, partly offset by an increase in our foreign currency exposure related to aircraft finance leases and debt repayments.

Results from related parties transactions, net.  In 2Q17, we recorded a gain of R$8.9 million, mostly due to interest accrual of R$6.5 million related to the TAP convertible bond.

Liquidity

Azul closed the quarter with R$2,247.2 million in cash, cash equivalents, short-term and long-term investments, and restricted cash compared to R$1,517.3 million as of March 31, 2017. Considering receivables, Azul’s total liquidity position was R$3,025.9 million at the end of 2Q17, compared to R$2,139.8 million recorded in March, 2017.

In addition to ending the quarter with a solid cash position, Azul also amortized R$200.3 million in loans during 2Q17.

Liquidity (R$ million)	2Q17	2Q16	% ∆	1Q17	% ∆
Cash and cash equivalents[1]	1,474.2	416.5	253.9%	766.1	92.4%
Long-term investments	773.1	559.6	38.2%	751.2	2.9%
Accounts receivable	778.6	655.9	18.7%	622.5	25.1%
Total	3,025.9	1,632.1	85.4%	2,139.8	41.4%

Loans and Financing

At the end of 2Q17, Azul’s total debt was R$3,641.9 million, with an average maturity of 2.3 years and an average interest of 10.0% for local debt (lower than Brazil’s average risk-free rate of 10.9% in 2Q17) and 4.2% for U.S. dollar-denominated obligations. Approximately 54% of Azul’s total debt and 99% of non-aircraft debt was denominated in Brazilian reais as of June 30, 2017.

Compared to 1Q17, total debt decreased R$74.0 million mostly due to the amortization of R$200.3 million in debt, partly offset by foreign exchange adjustments on U.S. dollar-denominated debt related to the 4.4% depreciation of the Brazilian real from March 31, 2017 to June 30, 2017.

During 2Q17, Azul replaced a R$200 million loan priced at CDI + 2.7% per year with a new, longer-term debenture priced at CDI + 1.5% per year. As part of the company’s efforts to improve liquidity and lower financial expenses, Azul intends to continue to optimize its debt position over the course of the second half of the year.

Loans and financing (R$ million)	2Q17	2Q16	% ∆	1Q17	% ∆

Aircraft financing	1,922.5	2,511.6	-23.5%	1,928.7	-0.3%
Other loans, financing and debentures	1,719.3	1,740.6	-1.2%	1,787.2	-3.8%
% of non-aircraft debt in local currency[1]	99.0%	94.8%	+4.2 p.p.	98.2%	+0.8 p.p.
Gross debt	3,641.9	4,252.2	-14.4%	3,715.9	-2.0%
Short term	1,101.2	964.8	14.1%	1,019.5	8.0%
Long term	2,540.7	3,287.4	-22.7%	2,696.4	-5.8%
% of total gross debt in foreign currency¹	46.3%	51.0%	-4.7 p.p.	45.2%	+1.1 p.p.
Operating leases (off-balance sheet)	7,941.2	8,786.8	-9.6%	7,722.3	2.8%
Loans and financing adjusted for operating leases	11,583.1	13,039.0	-11.2%	11,438.2	1.3%
[1] Considers the effect of currency swap instruments

Azul’s short-term financial obligations excluding aircraft financing totaled R$775.3 million as of June 30, 2017. Working capital debt consists mostly of loans with Brazilian banks using receivables as guarantees and are denominated in local currency to mitigate exposure to foreign exchange fluctuations.

Azul’s key financial ratios and debt maturity is presented below:

Key financial ratios (R$ million)	2Q17	2Q16	% ∆	1Q17	% ∆

Cash[1]	2,247.2	976.1	130.2%	1,517.3	48.1%
Cash[1] as % of LTM revenues	31.4%	15.2%	+16.2 p.p.	22.1%	+9.3 p.p.
Gross debt	3,641.9	4,252.2	-14.4%	3,715.9	-2.0%
Adjusted[2] gross debt	11,583.1	13,039.0	-11.2%	11,438.2	1.3%
Adjusted[2] gross debt / EBITDAR (LTM)	5.5	9.5	-41.7%	5.9	-5.4%
Net debt	1,394.6	3,276.1	-57.4%	2,198.6	-36.6%
Adjusted[2] net debt	9,335.9	12,062.9	-22.6%	9,920.9	-5.9%
Adjusted[2] net debt / EBITDAR (LTM)	4.5	8.8	-49.2%	5.1	-12.1%
[1] Includes cash and cash equivalents, short-term and long-term investments, current and non-current restricted investments
[2] Adjusted to reflect the capitalization of operating leases corresponding to 7x of LTM rent

Debt maturity (R$ million)

Fleet and Capital Expenditures

As of June 30, 2017, Azul had a total operating fleet of 123 aircraft consisting of 70 E-jets, 40 ATRs, eight A320neos, and five A330s with an average age of 5.2 years. The Company’s contractual fleet totaled 140 aircraft, of which 37 were under finance leases and 103 under operating leases. The 17 aircraft not included in our operating fleet consisted of 14 aircraft subleased to TAP, two E-Jets that were in the process of being transferred to TAP, and one A330 that was returned in June from TAP.

A detailed breakdown of Azul’s total fleet is presented below.

Total Contractual Fleet

Aircraft	Number of seats	2Q17	2Q16	% ∆	1Q17	% ∆
A330	242-271	7	7	0.0%	7	0.0%
A320neo	174	8	-	n.a.	8	0.0%
E-Jets	106-118	79	87	-9.2%	81	-2.5%
ATRs	70	46	54	-14.8%	46	0.0%
Total[1]		140	148	-5.4%	142	-1.4%
% Aircraft under operating leases		73.6%	68.9%	+4.7 p.p.	73.9%	-0.4 p.p.

[1] Includes aircraft subleased to TAP

Total operating fleet

Aircraft	Number of seats	2Q17	2Q16	% ∆	1Q17	% ∆
A330	242-271	5	5	0.0%	5	0.0%
A320neo	174	8	-	n.a.	7	14.3%
E-Jets	106-118	70	76	-7.9%	71	-1.4%
ATRs	70	40	40	0.0%	39	2.6%
Total		123	121	1.7%	122	0.8%

Capex

Capital expenditures totaled R$188.1 million in 2Q17, mostly due to the acquisition of spare parts and the capitalization of engine overhaul events on owned aircraft.

CAPEX (R$ million)	2Q17	2Q16	% ∆	1H17	1H16	% ∆
Aircraft related	156.1	66.9	133.5%	235.6	104.2	126.1%
Pre-delivery payments	10.9	3.0	259.1%	48.8	34.5	41.4%
Other	21.0	47.8	-56.0%	58.7	76.1	-22.8%
Total	188.1	117.7	59.8%	343.2	214.8	59.7%

2017 Outlook

We expect to introduce three next generation A320neos during the second half of 2017, reaching 11 by the end of the year.  As a result, ASKs are expected to increase between 11% and 13% in 2017. The A320neos represented 12.6% of our ASKs during 1H17 and are expected to represent up to 20% by the end of the year.

With the introduction of more seats to our network, we expect CASK ex-fuel to decrease between 3.5% and 5.5% year over year. Excluding fuel, our CASK decreased 7.3% in the first half of 2017.

Operating margin is expected to reach between 9% and 11% at the end of 2017.

This data is based on preliminary estimates and is subject to change due to fluctuations in oil prices, exchange rate and macroeconomic conditions in general.

	FY 2017 Expected Results	1H17 Results
ASK growth	11% to 13%	9.5%
Departures growth	1% to 2%	1.9%
CASK ex-fuel	-3.5% to -5.5%	-7.3%
Operating margin	9% to 11%	8.6%

Conference Call Details

Monday, August 14, 2017

10h00 (EST) | 11h00 (Brasília time)

USA: +1 786 924-6977 | +1 888 700-0802 | +1 800 492-3904

Brazil: +55 11 3193-1001 | +55 11 2820-4001

Code: AZUL

Replay:

+55 (11) 3193-1012 | +55 (11) 2820-4012

Code for English: 2358524#

Code for Portuguese: 6221763#

About Azul

Azul (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities and departures, offers 739 daily flights to 102 destinations. With a fleet of 123 aircraft and more than 10,000 crewmembers, the company had a network of 202 non-stop routes as of June 30, 2017. Among other awards, Azul was named third best airline in the world by TripAdvisor Travelers' Choice in 2017, best low cost carrier in South America for the seventh consecutive time by Skytrax in 2017, and the world's most on-time low-cost airline in 2015 by the Official Airline Guide (OAG). For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

Balance Sheet – IFRS (Unaudited)

(R$ million)	June 30, 2017	June 30, 2016	March 31, 2017
Assets	9,184.3	7,801.5	8,069.5
Current assets	2,69.7	1,408.3	1,695.5
Cash and cash equivalents	500.9	157.6	435.0
Short-term investments	887.0	23.6	204.7
Restricted investments	86.2	235.4	80.0
Trade and other receivables	778.6	655.9	622.5
Inventories	129.6	100.8	114.8
Taxes recoverable	87.3	32.1	54.7
Derivative financial instruments	6.8	22.8	17.8
Prepaid expenses	91.0	100.6	110.2
Other current assets	72.2	79.5	55.8
Non-current assets	6,544.6	6,393.2	6,374.0
Related parties	9.5	-	9.0
Long-term investments	773.1	559.6	751.2
Restricted investments	-	-	46.5
Security deposits and maintenance reserves	1,184.8	1,039.5	1,091.8
Derivative financial instruments	-	-	2.8
Prepaid expenses	6.9	12.4	7.2
Other non-current assets	134.5	178.3	134.5
Property and equipment	3,483.7	3,670.3	3,388.3
Intangible assets	952.1	933.2	942.7
Liabilities and equity	9,184.3	7,801.5	8,069.5
Current liabilities	3,625.8	4,127.1	3,584.2
Loans and financing	1,101.2	964.8	1,019.5
Accounts payable	897.1	1,179.0	1,033.9
Related Parties	26.0	-	-
Air traffic liability	978.8	867.8	911.6
Salaries, wages and benefits	222.5	191.1	201.5
Insurance premiums payable	6.2	13.0	16.8
Taxes payable	32.5	64.3	34.0
Federal tax installment payment program	6.5	6.5	6.5
Derivative financial instruments	215.5	85.0	235.2
Financial liabilities at fair value through profit and loss	-	690.6	-
Other current liabilities	139.5	65.1	125.2
Non-current liabilities	3,270.3	4,038.6	3,426.3
Loans and financing	2,540.7	3,287.4	2,696.4
Derivative financial instruments	12.7	112.4	21.0
Deferred income taxes	223.0	96.5	202.2
Federal tax installment payment program	72.3	78.8	73.9
Provision for tax, civil and labor risk	74.2	75.3	75.7
Provision for legal claims	-	-	-
Other non-current liabilities	347.4	388.2	357.1
Equity	2,288.2	(364.3)	1,059.1
Issued capital	2,150.1	651.9	1,488.6
Capital reserve	1,875.0	842.9	1,292.2
Accumulated other comprehensive income (loss)	(14.5)	(54.5)	(33.2)
Accumulated losses	(1,722.4)	(1,804.5)	(1,688.5)

Cash Flow Statement – IFRS (Unaudited)

(R$ million)	2Q17	2Q16	% ∆	1H17	1H16	% ∆

Cash flows from operating activities
Income (loss) for the quarter	(33.9)	(120.1)	71.7%	21.4	(187.1)	111.4%
Total non-cash adjustments	212.7	(147.4)	244.3%	418.9	(98.8)	523.8%
Total working capital adjustments	(335.5)	232.2	-244.5%	(448.7)	298.8	-250.2%
Net cash flows used from operations	(156.8)	(35.3)	-344.0%	(8.5)	12.9	165.6%
Interest paid	(37.3)	(44.2)	15.5%	(159.5)	(175.5)	9.1%
Net cash used by operating activities	(194.1)	(79.5)	-144.3%	(167.9)	(162.6)	-3.3%

Cash flows from investing activities
Short-term investment	(602.8)	45.5	-1425.7%	(505.5)	7.0	-7353.6%
Long-term investment	0.0	-	n.a.	1.1	(360.8)	100.3%
Restricted investments	(22.0)	(82.4)	73.3%	48.0	(143.9)	133.3%
Cash received on sale of property and equipment	-	242.4	-100.0%	112.6	365.6	-69.2%
Capital expenditures	(188.1)	(117.7)	-59.8%	(343.2)	(214.8)	-59.7%
Net cash used in investing activities	(812.9)	87.7	-1026.4%	(686.9)	(346.9)	-98.0%

Cash flows from financing activities
Loans
Proceeds	-	15.5	-100.0%	183.3	389.1	-52.9%
Repayment	(397.4)	(278.6)	-42.7%	(798.2)	(818.3)	2.5%
Debentures
Proceeds	197.1	-	n.a.	197.1	-	n.a.
Repayment	-	(25.1)	-100.0%	-	(50.2)	-100.0%
Redemption of preferred shares	-	-	n.a.	(44.7)	-	n.a.
Related partie	(0.5)	-	n.a.	(0.3)	-	n.a.
Capital increase	1,254.8	172.4	627.6%	1,254.8	172.4	627.6%
Other financial liabilities - issaunce of preferred shares	-	9.2	-100.0%	-	360.8	-100.0%
Net cash provided by financing activities	1,054.0	(106.5)	1089.5%	792.0	53.8	1371.0%

Exchange gain and (losses) on cash and cash equivalents	18.9	(11.5)	-264.3%	14.6	(23.2)	163.0%

Increase (decrease) in cash and cash equivalents	65.9	(109.8)	160.1%	(48.3)	(478.9)	89.9%

Cash and cash equivalents at the beginning of the period	435.0	267.4	62.7%	549.2	636.5	-13.7%
Cash and cash equivalents at the end of the period	500.9	157.6	217.9%	500.9	157.6	217.9%

EBITDAR Reconciliation

R$ million	2Q17	2Q16	% ∆	1H17	1H16	% ∆
Net income (loss)	(33.9)	(120.1)	71.7%	21.3	(187.1)	-111.4%
Income taxes	10.5	(78.1)	-113.5%	5.3	(77.5)	-106.9%
Net financial result	(158.3)	(76.0)	108.2%	(314.8)	(151.0)	108.4%
Related parties result	8.9	32.6	-72.8%	20.6	33.2	-37.8%
Operating income	104.9	1.3	7867.2%	310.1	8.3	3648.4%
Depreciation and amortization	80.6	76.6	5.2%	157.2	145.4	8.1%
Aircraft and other rent	290.6	259.4	12.1%	571.1	597.5	-4.4%
EBITDAR	476.1	337.3	41.2%	1,038.4	751.2	38.2%

Glossary

Aircraft utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDAR

Earnings before interest, taxes, depreciation, amortization, and aircraft rent. A common metric used in the airline industry to measure operating performance.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDAR, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

This metric is included as supplemental disclosure because (i) we believe EBITDAR is traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the metrics used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, EBITDAR is not a financial measure in accordance with IFRS, and should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein.

The valuation measure EBITDAR has limitations as an analytical tool. Some of these limitations are: (i) EBITDAR does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) EBITDAR does not reflect changes in, or cash requirements for, our working capital needs; (iii) EBITDAR does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDAR does not reflect any cash requirements for such replacements; and (v) is susceptible to varying calculations and therefore may differ materially from similarly titled measures presented by other companies in our industry, limiting their usefulness as comparative measures. Because of these limitations EBITDAR should not be considered in isolation or as a substitute for financial measures calculated in accordance with IFRS. Other companies may calculate EBITDAR differently than us.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 14, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ John Rodgerson
                                                                                                                Name: John Rodgerson
                                                                                                                Title: Chief Financial Officer